SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302709-100
(CUSIP Number)
Mitchell J. Nelson
Atlas Real Estate Funds, Inc.
650 Madison Avenue, 15th Floor
New York, New York 10022
Telephone: (212) 796-8174
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	11	Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		15,771,972

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,766,196

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,771,972

WITH	10	SHARED DISPOSITIVE POWER

		13,766,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,538,168

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.6%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	11	Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	11	Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,194,254

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,266,677

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,194,254

WITH	10	SHARED DISPOSITIVE POWER

		19,266,677

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,460,931

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.2%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	11	Pages

1	NAME OF REPORTING PERSONS Brett Torino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		256,238

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,399,007

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		256,238

WITH	10	SHARED DISPOSITIVE POWER

		20,399,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,655,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.2%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	11	Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,556,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,556,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,556,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	302709-100	SCHEDULE 13D	Page	7	of	11	Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,842,137

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,842,137

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,842,137

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	302709-100	SCHEDULE 13D	Page	8	of	11	Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,407,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,407,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,407,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES **

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	302709-100	SCHEDULE 13D	Page	9	of	11	Pages
     This Amendment No. 10 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 7 filed with the SEC on December 24, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 8 filed with the SEC on December 29, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas and as amended by Amendment No. 9 filed with the SEC on January 29, 2010 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 10. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
     Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Second Amended and Restated Joint Filing Agreement, dated November 6, 2009, a copy of which has been filed as Exhibit 17 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.
     Items 4 and 7 are hereby amended to the extent hereinafter expressly set forth.
ITEM 4. Purpose of the Transaction.
     Item 4 of the Statement is hereby amended to add the following information:
     On February 3, 2010, Sillerman, Kanavos and Torino through their corporate affiliate LIRA LLC, the Issuer’s remaining Las Vegas subsidiary, the First Lien Lenders, the Participating Second Lien Lenders and the first and second lien agents under the Las Vegas subsidiary’s $475 million mortgage loans amended the New Lock Up Agreement by entering into the Second Amendment to the Lock Up and Plan Support Agreement (the “Second Amendment”). Under the Second Amendment, the parties further extended the date until which they have to agree upon the definitive forms of the key transaction documents required to implement the prepackaged chapter 11 bankruptcy case’s plan of reorganization from February 3, 2010 to February 12, 2010 (or such earlier date upon which the parties agree that the key transaction documents are in definitive form).
     Reference is made to Amendment Nos. 7 and 9 for a summary description of the prearranged sale of the Las Vegas property and the related prepackaged chapter 11 bankruptcy case and other transactions contemplated by the New Lock Up Agreement, as amended by the First Amendment (as so amended, hereinafter referred to as the “Amended New Lock Up Agreement”).
     The Amended New Lock Up Agreement, as amended by the Second Amendment, will automatically terminate and be of no further force and effect on February 12, 2010 (unless extended by agreement) if on or before such date the parties thereto have not agreed upon the definitive forms of such key transaction documents.

CUSIP No.	302709-100	SCHEDULE 13D	Page	10	of	11	Pages
     The date on which the parties agree upon such key transaction documents is referred to in Amendment Nos. 7 and 9 as the “Document Finalization Date.” Upon the occurrence of the Document Finalization Date, the Las Vegas subsidiary is required to use its commercially reasonable best efforts to take certain specified actions within specified time periods for the purpose of initiating the prepackaged chapter 11 bankruptcy case contemplated by the Amended New Lock Up Agreement. Such specified actions and time periods are summarized in Amendment No. 7.
     The foregoing description of the Amended New Lock Up Agreement, as amended by the Second Amendment, and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the full text of the Amended New Lock Up Agreement (including the First Amendment thereto), copies of which are listed as and incorporated by reference with Amendment Nos. 7 and 9 as Exhibits 18 and 20, respectively, and incorporated herein by reference, and the Second Amendment, a copy of which is listed as and incorporated by reference herewith as Exhibit 21 and is incorporated herein by reference.
ITEM 7. Material to be Filed as Exhibits.
     Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit
Number	Description

21
Second Amendment to Lock Up and Plan Support Agreement dated as of February 3, 2010 by and among Ladesbank Baden-Württemberg, Münchener Hypothekenbank EG, Deutsche Hypothekenbank (Actien-Gesellschaft), Great Lakes Reinsurance (UK) PLC, Five Mile Capital Pooling International LLC, Spectrum Investment Partners LP, Transamerica Life Insurance Company, NexBank, SSB, FX Luxury Las Vegas I, LLC and LIRA LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of FX Real Estate and Entertainment Inc. dated February 3, 2010 and filed with the SEC on February 9, 2010)

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2010	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: February 9, 2010	Sillerman Capital Holdings, L.P.
/s/ Robert F.X. Sillerman
By: Robert F.X. Sillerman, as President of Sillerman Capital Holdings, Inc.
Its: General Partner

Dated: February 9, 2010	/s/ Paul C. Kanavos
Paul C. Kanavos

Dated: February 9, 2010	/s/ Brett Torino
Brett Torino

CUSIP No.	302709-100	SCHEDULE 13D	Page	11	of	11	Pages

Dated: February 9, 2010	ONIROT Living Trust dated 06/20/2000
/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: February 9, 2010	TTERB Living Trust
/s/ Brett Torino
By: Brett Torino, as Trustee

Dated: February 9, 2010	Atlas Real Estate Funds, Inc.
	By:	/s/ Paul Kanavos
		Name:	Paul Kanavos
		Title:	President